SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE TO/A
                                  Rule 14d-100
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*
                       Specialty Equipment Companies, Inc.
                       (Name of Subject Company (Issuer))
                         United Technologies Corporation
                                       and
                             Solar Acquisition Corp.
                       (Names of Filing Persons (Offerors)
                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                    847497203
                      (CUSIP Number of Class of Securities)
                            William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                         United Technologies Corporation
                               One Financial Plaza
                               Hartford, CT 06101
                                 (860) 728-7000

                                   Copies to:

                           Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 2 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 23, 2000 (as amended and supplemented prior to the date hereof, the "Schedule TO") by Solar Acquisition Corp., a Delaware corporation ("Solar") and a wholly owned subsidiary of United Technologies Corporation, a Delaware corporation ("UTC"), with respect to UTC's and Solar's offer to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Specialty Equipment Companies, Inc. (the "Company"), at a purchase price of $30.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

         This Amendment also amends the Schedule 13D of Solar and UTC filed with the Securities and Exchange Commission on October 23, 2000, as amended and supplemented prior to the date hereof.

         Reference is hereby made to the letter, dated November 6, 2000, to counsel for UTC and Solar from counsel to the plaintiffs in Noerr v. Greenwood et al., C.A. No 14320, an action pending against the Company and certain of its current and former directors in the court of Chancery for the State of Delaware in and for New Castle County, Delaware, which letter is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

Item 12. Exhibits.

         (d)(4)   Letter dated November 6, 2000 from Terrence Buehler.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2000
                                     UNITED TECHNOLOGIES CORPORATION

                                       By: /s/ Lawrence V. Mowell
                                           -------------------------------------
                                           Name: Lawrence V. Mowell
                                           Title: Assistant Secretary


                                     SOLAR ACQUISITION CORP.

                                       By:  /s/ Lawrence V. Mowell
                                           -------------------------------------
                                            Name:  Lawrence V. Mowell
                                            Title: Vice President, Treasurer
                                                   and Secretary

                                INDEX TO EXHIBITS

The following item (a)(1)(I) is hereby added to the Index of Exhibits

Exhibit Number     Description

(d)(4)             Letter dated November 6, 2000 from Terrence Buehler